

Mail Stop 3561

March 22, 2018

Paul Clewlow
Chief Executive Officer
Arazu Incorporated
23 Barton Road
Market Bosworth
Warwickshire, England CV13 0LQ

    Re: Arazu Incorporated
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 8, 2018
              File No. 333-221327

Dear Mr. Clewlow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2018 letter.

General

1. We note your response to our prior comment 1. Please further explain to us why you are not a shell company. We note the only assets on your balance sheet are $201 in cash and cash equivalents. In addition the accomplishments listed under "start-up and development activities" on page 23 have not changed since your filing on September 4, 2014, suggesting that your activities since that time have been very limited.

2. We note your response to our prior comment 2 that "[a]ll management communication with investors were oral conversations except the subscription agreements and consulting

agreements . . . ." Please confirm your understanding that sales of securities pursuant to the registration statement are not allowed until the registration statement has been declared effective.

Prospectus Summary, page 2

Business, page 2

3. We note your revised disclosure on page 2 in response to our prior comment 4 that you "estimate that through [your] current cash and related party loans, [you] will be able to fund Arazu until June 30, 2018." Please revise your disclosure here and in your risk factors section to disclose the date by which your current cash will fund Arazu if you are unable to obtain loans.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: John D. Thomas, Esq.